Exhibit 99.3

Village Farms International Reports Fourth Quarter and Year End 2018 Financial Results – Cannabis Joint Venture, Pure Sunfarms, Generates Positive Net Income in First Full Quarter of Sales and for the Full Year

Vancouver, BC, March 13, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (NASDAQ: VFF) today announced its financial results for the fourth quarter and year ended December 31, 2018.

Financial and Corporate Highlights for the Fourth Quarter Ended December 31, 2018

(All comparable figures are for the fourth quarter ended December 31, 2017)

•

Net income improved to positive US$0.3 million, or US$0.01 per share, and included the contribution of positive net income from Pure Sunfarms Corp. (“Pure Sunfarms”) of US$2.8 million. This compares with a net loss of (US$0.6 million), or (US$0.02) per share;

•	Sales, including the Company’s proportionate share of Pure Sunfarms’ sales, increased to US$40.6 million compared with US$36.9 million;

•	EBITDA, was US$1.5 million compared with US$2.6 million. EBITDA included $0.9 million from Pure Sunfarms;

•	Completed a bought deal offering of 3,097,200 common shares at a price of $7.13 per share (for aggregate gross proceeds to the Company of $22,083,036; and,

•	The Company’s common shares commenced trading on the Nasdaq Capital Market under the symbol “VFF”.

Financial Highlights for the Year Ended December 31, 2018

(All comparable figures are for the year ended December 31, 2017)

•

Net loss was (US$5.1 million), or (US$0.11) per share, and included the contribution of positive net income from Pure Sunfarms of US$2.4 million. This compares with prior year net income of US$3.8 million, or US$0.10 per share;

•	Sales, including the Company’s proportionate share of Pure Sunfarms’ sales, were US$151.9 million compared with US$158.4 million; and,

•	EBITDA, was US$2.9 million compared with US$7.4 million. EBITDA included US$0.1 million from Pure Sunfarms.

Summary of Recent Highlights for Village Farms’ Canadian Cannabis Joint Venture, Pure Sunfarms

•	Generated positive net income of US$5.5 million for the fourth quarter 2018, the first full quarter of sales (Village Farms’ proportional share is US$2.8 million);

•

Received multiple amendments to its cultivation license from Health Canada, resulting in the successive expansion of its licensed production area to the entire growing area of 1.03 million square feet in March 2019;

•

Selected by, and has entered into a supply agreement with, the Ontario Cannabis Retail Corporation (“OCRC”), operating as the Ontario Cannabis Store (“OCS”), to supply the OCS with Pure Sunfarms branded cannabis products for the non-medical market in the Province of Ontario;

•

Entered into a wholesale supply arrangement with one of the largest online platforms for medical cannabis users in Canada, through which a selected variety of Pure Sunfarms high-quality dried flower products will be available for purchase;

•

Entered into a credit agreement with Bank of Montreal and Farm Credit Canada (“FCC”) in respect of a CAD$20 million secured non-revolving term loan, with the available funds to be used to finance the final costs of converting its 1.1 million square foot greenhouse for cannabis production, as well as general corporate purposes.

Highlights for Village Farms’ U.S. Hemp/CBD Initiative

•

Upon passage by U.S. Congress of the 2018 Farm Bill, which legalized hemp cultivation and hemp-derived products, the Company announced its intention to aggressively pursue opportunities to become a vertically integrated leader in the hemp-derived cannabidiol (CBD) market;

•

Formed a joint venture (65%-owned by Village Farms) with a Jennings Group company, Nature Crisp, LLC, for the outdoor cultivation of high-cannabidiol (CBD) hemp and CBD extraction in multiple states throughout the United States. Jennings Group has extensive experience in field agriculture across a diverse range of food and other crops, including hemp.

“It is a remarkable achievement for Pure Sunfarms’ to not only generate positive net income in just its first full quarter of sales but for Pure Sunfarms to be profitable for the entire year, during most of which the Pure Sunfarms greenhouse was in the process of being converted for cannabis production,” said Michael DeGiglio, Chief Executive Officer, Village Farms. “It is demonstrative of the value that Village Farms, with its 30-years of experience as a large-scale, low-cost developer and grower, brings to the Pure Sunfarms joint venture, as well as the advantage of pursuing the Canadian cannabis opportunity via an established, high-performance greenhouse operation with more than 750 years of combined grower experience, an experienced skilled labour force already in place, and the benefit of years of operating history across multiple crops in multiple regions around the world.”

“Pure Sunfarms is positioned for earnings growth throughout 2019 and beyond as it ramps to full run rate annual production of 75,000 kilograms by mid-year, commences sales to the Ontario Cannabis Store upon receipt of its processing and packaging licenses, and redirects sales to the retail market following conclusion of its supply agreement with Emerald Health Therapeutics at the end of this year. To this end, Pure Sunfarms is steadily advancing its product and brand strategies to realize its vision to be a premier vertically integrated supplier to the Canadian cannabis market, with a reputation for quality, consistency, safety and reliability.”

“In the United States, with hemp cultivation and hemp products now federally legal, we are aggressively pursuing a vertically integrated hemp-derived CBD strategy to capitalize on this significant opportunity. We have already taken a major step in this regard with the formation of a joint venture for outdoor hemp cultivation and CBD extraction, Village Fields Hemp, with an experienced partner, and expect to begin generating revenue later this year. With 5.7 million square feet of existing technologically advanced greenhouse operations in Texas, we stand ready, subject to legalization in Texas, to address what we believe will be significant demand for controlled environment-grown hemp to meet the needs of specific customers. As a vertically integrated produce supplier to North America’s top grocery and “big box” retailers for decades, and with in-house expertise to navigate the evolving regulatory environment, Village Farms is very well positioned to become a leading supplier of branded and private label CBD products to these retailers.”

Summary Statuary Results

(in thousands of U.S. Dollars unless otherwise indicated)

	For the three months ended December 31,		For the year ended December 31,
	2018	2017	2018	2017
Sales	$38,787	$36,864	$150,000	$158,406
Cost of sales	(36,367)	(31,908)	(140,282)	(144,433)
Selling, general and administrative expenses	(3,622)	(4,019)	(14,108)	(13,894)
Stock compensation expense	(1,007)	(959)	(1,454)	(1,519)
Change in biological asset(1)	158	1,082	(843)	265
Interest expense, net	(501)	(679)	2,407	2,695
Other income	(70)	(50)	(131)	46
Foreign exchange (loss) gain	(960)	(31)	(1,047)	26
Share of income (loss) from joint venture	2,750	(35)	2,381	(255)
Income (loss) on disposal of assets	—	(551)	—	8,013
(Recovery of) provision for income taxes	(962)	(321)	(2,475)	138
Net income (loss)	270	(607)	(5,145)	3,822
EBITDA(2)	1,484	2,591	$2,878	$7,363
Earnings (loss) per share – basic and diluted	$0.01	($0.02)	($0.11)	$0.10

Summary Results Including Pure Sunfarms on a Proportionate Basis

The following results reflect the Company’s proportionate share of the Pure Sunfarms joint venture operations, as this is the basis on which management bases its operating decisions and performance. For a reconciliation to the results in accordance with International Financial Reporting Standards (“IFRS”) refer to the “Reconciliation of IFRS to Proportionate Results” as presented below and in Management’s Discussion & Analysis (“MD&A”).

(in thousands of U.S. Dollars unless otherwise indicated)

	For the three months ended December 31,		For the year ended December 31,
	2018[1]	2017[1]	2018[1]	2017[1]
Sales	$40,590	$36,864	$151,913	$158,406
Cost of sales	(36,896)	(31,908)	(140,882)	(144,433)
Selling, general and administrative expenses	(4,113)	(4,147)	(15,414)	(14,242)
Change in biological asset (2)	3,120	1,082	2,552	265
Net income (loss)	270	(607)	(5,145)	3,822
EBITDA(3)	$1,484	$2,591	$2,878	$7,363
Earning (loss) per share – basic and diluted	$0.01	($0.02)	($0.11)	$0.10

Notes:

(1)

The consolidated financial results above reflect the proportionate share of the Company’s share of revenues and expenses from its joint venture operations, as this is the basis which management bases its operating decisions and performance evaluation. IFRS does not allow for the inclusion of the joint venture on a proportionate basis. These results include additional non-IFRS measures such as EBITDA.

The results are not generally accepted measures of financial performance under IFRS. The Company’s method of calculating these financial performance measures may differ from other companies and accordingly, they may not be comparable to measures used by other companies. Refer to the MD&A for a reconciliation of these non-IFRS measures and proportionate results.

(2)

Biological assets consist of the Company’s produce on the vines and Pure Sunfarms’ bud and trim on the plant at the period end. Details of the changes are described in note 6 of the Company’s annual consolidated financial statements year ended December 31, 2018.

(3)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company. Consolidated EBITDA includes the Company’s 50% share of its joint venture Pure Sunfarms.

Financial Highlights

(All amounts in U.S. Dollars unless otherwise indicated.)

Cannabis

Pure Sunfarms commenced sales in late September 2018; for the year ended December 31, 2018 the Company’s 50% share of sales is $1,897.

The Company’s share of net income for the three months and year ended December 31, 2018 was $2,750 and $2,381, respectively, Pure Sunfarms was able to achieve net income in its first full quarter of sales.

The Company’s share of EBITDA for the three months and year ended December 31, 2018 was $861 and $111, respectively, Pure Sunfarms was able to achieve a positive EBITDA in its first full quarter of sales.

Vegetable

Sales for the year ended December 31, 2018 decreased (5%) from the year ended December 31, 2017, the decrease is due to the loss of tomato production from the Delta 3 facility, which was contributed to Pure Sunfarms in 2017 and the Company’s lower production at its Texas facilities. Net price for tomato pounds increased 4% for the year ended December 31, 2018 versus the year ended December 31, 2017 due to a higher percent of higher priced tomato production in 2018 as compared to 2017. Pepper prices decreased (2%) over the comparable period in 2017, and cucumber prices decreased (1%) for the years ended December 31, 2018 over the comparable period in 2017.

Cost of sales for the year ended December 31, 2018 decreased (3%) from the year ended December 31, 2017, primarily due to the loss of the Delta 3 facility and a decrease in costs at the Texas facilities due to a decrease in pounds produced partially offset by an increase of 6% in contract sales cost.

EBITDA for the year period ended December 31, 2018 decreased (62%) from the year period ended December 31, 2017, primarily as a result of a decrease in income from operations that was caused by the removal of the Delta 3 facility as well as a decrease in production for the Texas facilities. The production shortfall at the Texas facilities resulted in decreased sales and an increase in cost per pound for product produced as the fixed costs were spread over less pounds.

Reconciliation of IFRS to Proportionate Results

The following tables are a reconciliation of the IFRS results to the proportionate results (which include the Company’s proportionate share of the Pure Sunfarms operations). Refer to the MD&A for further discussion and analysis of these results:

	For the three months ended December 31, 2018			For the three months ended December 31, 2017
	Produce	Cannabis[4]	Total	Produce	Cannabis[4]	Total
Sales	$38,787	$1,803	$40,590	$36,864	$—	$36,864
Cost of sales	(36,367)	(529)	(36,896)	(31,908)	—	(31,908)
Selling, general and administrative expenses	(3,622)	(491)	(4,113)	(4,019)	(128)	(4,147)
Change in biological asset(5)	158	2,962	3,120	1,082	—	1,082
(Gain) loss on sale of assets	—	—	—	(511)	—	(511)
(Recovery of) provision for income taxes	(962)	887	(75)	321	(93)	228
Net (loss) income	(2,480)	2,750	270	(572)	(35)	(607)
EBITDA(6)	$623	$861	$1,484	2,720	(129)	2,591
(Loss) earnings per share – basic and diluted	($0.05)	$0.06	$0.01	($0.02)	$0.00	($0.02)

	For the year ended December 31 , 2018			For the year ended December 31, 2017
	Produce	Cannabis[4]	Total	Produce	Cannabis[4]	Total
Sales	$150,000	$1,897	$151,913	$158,406	$—	$158,406
Cost of sales	(140,282)	(595)	(140,882)	(144,433)	—	(144,433)
Selling, general and administrative expenses	(14,108)	(1,306)	(15,414)	(13,894)	(348)	(14,242)
Change in biological asset(5)	(834)	3,386	2,552	265	—	265
(Gain) loss on sale of assets	—	—	—	(8,013)	—	(8,013)
(Recovery of) provision for income taxes	(2,475)	887	(1,588)	138	94	232
Net (loss) income	(7,526)	2,381	(5,145)	4,077	(255)	3,822
EBITDA(6)	$2,767	$111	2,878	$7,456	($93)	$7,363
(Loss) earnings per share – basic and diluted	($0.16)	$0.05	($0.11)	$0.10	$0.00	$0.10

Notes:

(4)

The consolidated financial results above reflect the proportionate share of the Company’s share of revenues and expenses from its joint venture operations, as this is the basis which management bases its operating decisions and performance evaluation. IFRS does not allow for the inclusion of the joint venture on a proportionate basis. These results include additional non-IFRS measures such as EBITDA.

The results are not generally accepted measures of financial performance under IFRS. The Company’s method of calculating these financial performance measures may differ from other companies and accordingly, they may not be comparable to measures used by other companies. Refer to the MD&A for a reconciliation of these non-IFRS measures and proportionate results.

(5)

Biological assets consist of the Company’s produce on the vines and Pure Sunfarms’ crop at the period end. Details of the changes are described in note 6 of the Company’s annual consolidated financial statements year ended December 31, 2018.

(6)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company. Consolidated EBITDA includes the Company’s 50% share of its joint venture Pure Sunfarms.

Conference Call

Village Farms’ management team will host a conference call tomorrow, Thursday, March 14, 2019 at 11:00 a.m. ET (8:00 a.m. PT) to discuss its year end 2018 financial results and provide an update on Pure Sunfarms. Participants can access the conference call by telephone by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at: https://bit.ly/2GRVAcz.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (855) 859-2056 and enter the passcode 8558907 followed by the pound key. The telephone replay will be available until, March 21, 2019 at midnight (ET). The conference call will also be archived on Village Farms’ website at http://villagefarms.com/investor-relations/investor-calls.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, and has established a joint venture, Village Fields Hemp, for multi-state outdoor hemp cultivation and CBD extraction.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com